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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDR
SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                   Commission File Number      000-23933
                                                          ----------------------

First Financial Corporation
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            (Exact name of registrations as specified in its charger)

1691 North Mt. Juliet Road, Mt. Juliet, TN  37122 (615) 754-2265
--------------------------------------------------------------------------------
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices.)

Common Stock
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            (Title of each class of securities covered by this Form.)

None
--------------------------------------------------------------------------------
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains.)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    X                    Rule 12h-3(b)(1)(i)    [ ]
         Rule 12g-4(a)(1)(ii)  [ ]                   Rule 12h-3(b)(1)(ii)   [ ]
         Rule 12g-4(a)(2)(i)   [ ]                   Rule 12h-3(b)(2)(i)    [ ]
         Rule 12g-4(a)(2)(ii)  [ ]                   Rule 12h-3(b)(2)(ii)   [ ]
                                                     Rule 15d-6             [ ]

         Approximate number of holders of record as of the certification or
notice date:   None  .
            ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934
SUNTRUST BANKS, INC., AS SUCCESSOR-IN-INTEREST TO FIRST FINANCIAL CORPORATION,
has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 25, 2005          By: /s/ Kimberly Rhodes
      ------------              -------------------
                                Kimberly Rhodes, First Vice President, SunTrust
                                Banks, Inc., successor-in-interest to National
                                Commerce Financial Corporation, f/k/a National
                                Commerce Bancorporation, successor-in-interest
                                to First Financial Corporation

Instruction: This form is required by Rules 12g-4, 12-h3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

EXPLANATORY NOTE:

Effective August 3, 1999, First Financial Corporation ("FFC") merged with and into National Commerce Financial Corporation, f/k/a National Commerce
Bancorporation ("NCF"), with NCF as the surviving corporation, pursuant to the
Agreement and Plan of Merger dated May 1, 1999 between FFC and NCF. As a result of the aforementioned merger, FFC ceased to exist as a separate legal entity and ceased to have any shareholders. Although the securities of FFC were owned by less than 300 persons upon consummation of the merger, FFC inadvertently failed to file a Form 15 with the Securities and Exchange Commission. SunTrust Banks,
Inc., as successor-in-interest to NCF, files this Form 15 on behalf of FFC in order to clarify that it should no longer be a reporting company for purposes of the Securities Exchange Act of 1934, as amended.